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PART III

SEC FILE NUMBER
8-67787

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weeden Prime Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, Suite 1107
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew H. Reich
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew H. Reich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden Prime Services, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

2/28/2020

Notary Public

ED SHAUGHNESSY
Notary Public - California
Los Angeles County
Commission # 2256398
My Comm. Expires Sep 24, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Weeden Prime Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weeden Prime Services, LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Baker Tilly Virchow Krause, LLP

New York, New York
February 28, 2020

WEEDEN PRIME SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash	$	551,613
Cash segregated under Federal regulations		110,000
Receivable from clearing brokers, net		4,042,779
Right of use asset		519,095
Furnishings, computers and software, net		91,163
Other assets and security deposits		247,909
Total assets	$	5,562,559

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	676,398
Lease liability		521,940
Income taxes payable		82,210
Total liabilities		1,280,548
Commitments		
Members' equity		4,282,011
Total liabilities and members' equity	$	5,562,559

See Notes to Financial Statements.

Note 1 - Organization

Weeden Prime Services, LLC (the "Company") is a Delaware limited liability company, originally organized as a corporation under the laws of the State of Florida on April 6, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC"). The Company's operations consist primarily of trade execution and risk management services for customers and is an introducing broker for the transactions of institutional customers.

Acquisition by Siebert Financial Corp.
Effective December 1, 2019, Siebert Financial Corp. ("Siebert") purchased from Weeden Investors, L.P. ("WILP"), a Delaware limited partnership, and Weeden Securities Corporation ("WSC"), a Delaware corporation, all of WILP's and WSC's member interests in the Company pursuant to an Equity Interests Purchase Agreement. The Company became a wholly-owned subsidiary of Siebert and the operating results for the 31-day period ending December 31, 2019 were included in Siebert's statement of operations.

The Company has maintained all of its registrations and licenses with the SEC, CFTC, FINRA, NFA, and SIPC as well as its agreements with some of its broker-dealers ("clearing brokers") that were in place before its acquisition by Siebert.

Prior to being acquired by Siebert, the Company was comprised of two members, WILP and WSC. The Company was managed by a Board of Managers which had the authority and discretion to conduct and oversee all aspects of its business and affairs.

As of December 31, 2019, the Company has agreements with two clearing brokers to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions, and consequently operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

In relation to the transaction, Management has not elected pushdown accounting, as such, the effects of Siebert's acquisition are not reflected in the accompanying financial statements.

Note 2 - Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting

principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 28, 2020.

Subsequent events have been evaluated from the date these statements were approved by management and available for issuance.

The Company had a history of recurring losses from operations and of using cash in operating activities. For the year ended December 31, 2019, the Company's net loss was $1,073,803. Cash and receivable from clearing brokers total $4,704,392 and the Company continues to meet all current obligations. Regulatory net capital at December 31, 2019 was $3,942,939. Based on its cash and receivable from clearing brokers balance at December 31, 2019 as well as its cash usage expectations for the remainder of 2020, management believes the Company will have sufficient liquidity to fund its operations and meet its obligations as they become due for at least the next 12-month period from the date of issuance.

In addition, in light of the change of ownership and the acquisition of the Company by Siebert, management intends to streamline operations and to attain revenue and cost synergies. Under the new ownership, the Company achieved profitability for the 31-day period ending December 31, 2019.

Furnishings, Computers, and Software

Amortization of internally created software is provided for using the straight-line method over five years. Depreciation for all other capitalized assets is provided for over the estimated useful lives of the related assets, generally five to seven years, using the straight-line method.

The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Accordingly, all costs in the preliminary project stage are expensed as incurred. Internal and external costs incurred to develop internal use computer software during the application's development state are capitalized. Upgrades and enhancements that result in additional functionality are also capitalized.

Revenue Recognition

Commission income is earned and related clearing expenses are incurred from execution of customer's securities transactions and are recorded on a trade date basis. Interest income, which predominantly represents interest charged on debit balances in customer margin accounts, and other income, including referral fees, are recorded when incurred or in accordance with associated agreements.

Revenue from contracts with customers includes commission income. Commissions and related clearing expenses are recorded on the trade date (the date that the Company

fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. For the year ended December 31, 2019, there were no costs capitalized related to obtaining or fulfilling a contract with a customer, and thus the Company has no balances for contract assets or contract liabilities. The adoption of this standard did not change the accounting for the majority of the Company's revenue arrangements except as disclosed below as it relates to soft dollar arrangements.

Income Taxes

Prior to its acquisition by Siebert effective December 1, 2019, the Company was a multi-member limited liability company, filed a U.S. Partnership return, and was not subject to Federal or state taxes. The Internal Revenue Code ("IRC") provides that any income or loss, for either a single member or multi-member limited liability company, is passed through to the members for Federal and state income tax purposes. The Company was subject to the New York City Unincorporated Business Tax ("UBT").

Upon the acquisition of the Company by Siebert, the Company became aligned with Siebert's tax structure and was obligated to pay Siebert for income taxes owed. The results of the Company's operations for the 31-day period ending December 31, 2019 are included in the consolidated federal income tax return of Siebert and the state and local income tax return of Siebert, as appropriate. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Siebert. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company records accruals for uncertain tax positions when the Company believes that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company adjusts these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The Company had no uncertain tax positions as of December 31, 2019.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversal of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. To the extent the Company determines that realization of deferred tax assets is not more likely than not, the Company records a valuation allowance for the deferred tax assets. As of December 31, 2019, the Company has no deferred tax asset and due to the change of ownership, all prior net operating losses will not be recovered by the Company after its acquisition by Siebert.

Soft Dollar Arrangements

The Company has soft dollar and commission sharing arrangements with customers that fall both within, and outside of, the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses ("research services").

Research services provided by the Company to customers in soft dollar arrangements were determined to be a separate performance obligation that should be allocated a portion of the transaction price. Research services provided by a broker-dealer may be internally generated or provided by a third party and paid directly by the broker-dealer on the customer's behalf. It was determined that the Company is considered an agent as it does not control the research services before they are transferred to the customer. Therefore, fees received for research services should be recorded net of amounts paid for the soft dollar arrangement. These amounts paid by the Company were recorded as an offset with the associated revenue recorded. The amounts recorded as a net to revenue during the year ended December 31, 2019 were $638,982.

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition in accrued expenses. Such amounts represent the estimated third-party research services and other services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2019, no allowance for uncollectible commissions was necessary as management believes all commissions receivable and prepaid research costs will be realized.

The amount of third-party research and other services that the Company will furnish to its customers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less service provided). It is understood by the customers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research and other approved services through the Company. The accumulated commission total balance of customers is reduced when such customers request the Company to provide third-party services.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ("ASU 2016-02 ") Leases (ASC Topic 842), which establishes the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to recognize most leases on their balance sheets but recognize expenses in the income statement in a manner similar to current treatment. For lessees, lease classification will determine the manner lease-related expenses are recognized. ASC Topic 842 is

effective on January 1, 2019 for the Company. The Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. As of December 31, 2019, the Company recognized lease right of use assets of $519,095 and corresponding lease liabilities of approximately $521,940.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Note 3 - Cash

During 2019, the Company maintained cash accounts in excess of FDIC and SIPC limits. The Company monitors the solvency of the institutions in which these cash accounts are maintained.

Note 4 - Cash segregated under Federal regulations

Cash of $110,000 has been segregated in a special reserve bank account for the benefit of customers.

Note 5 - Furnishings, computers and software

Details of furnishings, computers and software at December 31, 2019 are as follows:

Furnishings	$ 14,609
Computers	55,341
Software	631,503
Sub-total	701,453
Less accumulated depreciation and amortization	610,290
Total Furnishings, computers, and software, net	**$ 91,163**

Note 6 – Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. On January 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842) and all subsequent ASUs that modified Topic 842. For the Company, Topic 842 affected the accounting treatment for operating lease agreements in which the Company is the lessee.

As of December 31, 2019, the Company rents office space under operating leases expiring in 2020 through 2021, and the Company has no financing leases. The leases call for base rent plus escalations as well as other operating expenses. The following table represents the Company's lease right of use assets and lease liabilities on the statement of financial condition. The Company elected not include equipment leases (deemed immaterial) on the statement of financial condition and does not have any short-term leases (i.e., leases with initial terms of twelve months or less).

	As of December 31, 2019
Assets	
Right of use asset	$ 519,095
Liabilities	
Lease liability	$ 521,940

The calculated amounts of the lease right of use assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company also leases some miscellaneous office equipment, but they are immaterial and therefore the Company records the costs associated with this office equipment on the statement of operations rather than capitalizing them as lease right of use assets. The Company determined a discount rate of 5.0% would approximate the Company's cost to obtain financing given its size, growth, and risk profile.

Lease Term and Discount Rate	
Weighted average remaining lease term – operating leases (in years)	1.3
Weighted average discount rate – operating leases	5.0%

The following table represents lease costs and other lease information. The Company has elected the practical expedient to not separate lease and non-lease components, and as such, the variable lease cost primarily represents variable payments such as common area maintenance and utilities which are determined by the leased square footage in proportion to the overall office building.

	Year Ended December 31, 2019
Operating lease cost	$ 448,342
Short-term lease cost	—
Variable lease cost	10,306
Total lease cost	$ 458,648
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 444,341
Lease right-of-use assets obtained in exchange for new lease liabilities	
Operating leases	$ 789,221

Lease Commitments

Future annual minimum payments for operating leases with initial terms of greater than one year as of December 31, 2019 were as follows:

Year	**Amount**
2020	$ 418,187
2021	119,203
Remaining balance of lease payments	537,390
Difference between undiscounted cash flows and discounted cash flows	15,450
Lease liability	**$ 521,940**

As of December 31, 2019, the Company does not believe that any of the renewal options under the existing leases are reasonably certain to be exercised; however, the Company will continue to assess and monitor the lease renewal options on an ongoing basis.

Note 7 - Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2019, the Company's net capital was $3,942,939 which was $3,692,939 in excess of its minimum requirement of $250,000 under 15c3-1.

Note 8 - Receivable from clearing brokers

As of December 31, 2019, the clearing and depository operations for the Company's transactions are provided by two clearing brokers. For financial reporting purposes, amounts due to clearing brokers have been offset against amounts due from clearing brokers. The total net receivable from clearing brokers as of December 31, 2019 was $4,042,779.

In addition, the receivables from the clearing brokers are subject to clearance agreements and include clearing deposits of $2,000,000 and $1,000,000, as well as the net receivable from the monthly clearing fees.

The Company evaluates receivables from clearing brokers for collectability noting no amount was considered uncollectable as of December 31, 2019. No valuation allowance is recognized for receivables from clearing brokers as the Company does not have a history of losses from receivables from clearing brokers and does not anticipate losses in the future.

Note 9 - Off-balance-sheet risk

Pursuant to its clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customer's accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of the various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 10 - Commitments

The Company has agreements with various third parties to share commissions and pay fees as defined in the respective agreements. These expenses totaled $1,974,783 for the year ended December 31,2019, which is presented in the line item titled "Referral fees" in the statement of operations.

Note 11 - Concentrations of credit risk

As of December 31, 2019, the Company maintains its cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations.

There was a direct receivable due from customers of $15,352 as of December 31, 2019, which is included in other assets and security deposits on the statement of financial condition. All other outstanding commissions are included in receivable from clearing brokers line item on the statement of financial condition.

Note 12 - Related party transactions

The Company had an expense sharing agreement with its former affiliate, WILP, where each company provided various accounting, technology, and administrative services. For the year ended December 31, 2019, the Company incurred expenses of $55,772 for services and provided services in the amount of $27,787. The Company also had a cross referral agreement, whereby each company referred clients to the other in exchange for a share of the commissions generated. The Company paid $182,932 to WILP and received $323,330 for the year ended December 31, 2019.

The Company also sub-leased office space from WILP. The Company recorded $28,950 of occupancy expense under this lease in 2019. During the year ended December 31,

2019, $21,785 of various miscellaneous expenses were paid by the Company on behalf of WILP and $276,751 of miscellaneous expenses were paid by WILP on behalf of the Company. There is no outstanding balance due to the affiliate as of December 31, 2019.

After its acquisition by Siebert, the Company has terminated its relationship with WILP and no longer has any transactions with this entity.

Note 13 - Income taxes

Current income taxes represents the amount of federal tax and state and local tax currently payable or receivable, including interest and penalties and amounts accrued for unrecognized tax benefits.

Effective upon the acquisition of the Company by Siebert, the Company became aligned with Siebert's tax structure and was obligated to pay Siebert for income taxes owed.

During the 31-day period ending December 31, 2019, the Company's income before income taxes was $285,179. As such, there was $82,210 of income tax expense, of which $56,926 was federal income tax and $25,284 was state income tax. The income tax amount was recorded by the Company as an income tax expense and corresponding liability of income taxes payable within the statement of operations and statement of financial condition, respectively.

Effective Income Tax Reconciliation

A reconciliation of the U.S. federal statutory income tax rate to the effective tax rate applicable to income before income taxes is as follows for the year ended December 31, 2019:

Expected income tax at statutory federal tax rate (21%)	$ 60,466
Net effect of:	
Non-deductible expenses	974
Depreciation	795
Effect due to state and local taxes, net of U.S. federal income tax	19,975
Total Income taxes	**$ 82,210**

Net Operating Losses

Prior to the acquisition of the Company by Siebert, the Company was subject to a 4% New York City UBT, and had net operating loss carryforwards which expired starting in 2033. However, as of December 31, 2019, due to the change of ownership, all prior net operating losses will not be recovered by the Company after its acquisition by Siebert.

Note 14 - Soft dollar transactions

The Company entered into soft dollar and commission sharing arrangements with certain

clients which fell both within, and outside of, the provision of Rule 28(e). Under this program, the Company charges additional dollars on customer trades made with the Company and uses these fees to pay market data, research related and other expenses on behalf of clients. For the year ended December 31, 2019, the Company paid client expenses totaling approximately $639,000 and has an outstanding receivable and liability of approximately $31,000 and $158,000, respectively, in relation to these agreements as of December 31, 2019.

Note 15 - Legal settlement

The Company is party to certain claims, suits and complaints arising in the ordinary course of business.

In August 2019, there was a resolution of prior FINRA arbitration against the Company and the corresponding legal settlement cost was $1,892,500, of which $1,192,418 was incurred in the year ended December 31, 2019. In addition, there was approximately $400,000 of other legal expenses related to this resolution within the line item titled "Professional fees" in the statement of operations.

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

As of December 31, 2019, in the opinion of the Company, all legal claims or matters are without merit, or involve amounts which would not have a significant effect on the financial statements of the Company.

Note 16 - Subsequent event

There have been no additional material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.